06000029

[redacted]TES
[redacted]NGECOMMISSION
[redacted]C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53073

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Burt Martin Arnold Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

608 Silver Spur Rd. Suite 100
(No. and Street)

Rolling Hills Estates | CA | 90274
(City) | (State) | (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sami Sacli 310-544-3545
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Stark Winter Schenkein & Co., LLP
(Name – *if individual, state last, first, middle name*)

7535 East Hampden Ave. Suite 109 | Denver | CO | 80231
(Address) | (City) | (State) | (Zip Code)

PROCESSED
APR 13 2006
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, BURT MARTIN ARNOLD, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BMA SECURITIES, as of FEB 27, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

—

—

—

AMI Z. ARNOLD
Commission # 1533040
Notary Public - California
Los Angeles County
My Comm. Expires Dec 9, 2008

[signature]
Signature

PRESIDENT
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OATH OR AFFIRMATION

I, ____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ____, as of ______________________, 20____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

____
Signature

____
Title

____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

AMBAC SECURITIES, INC.

(A Wholly Owned Subsidiary of
Ambac Capital Corporation)

Statement of Financial Condition

December 31, 2005

(With Independent Auditors' Report and
Supplemental Report on Internal Control Thereon)

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report

The Board of Directors and Shareholder
Ambac Securities, Inc.:

We have audited the accompanying statement of financial condition of Ambac Securities, Inc. (the Company) (a wholly owned subsidiary of Ambac Capital Corporation) as of December 31, 2005. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit of a statement of financial condition also includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Ambac Securities, Inc. as of December 31, 2005, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

February 21, 2006

AMBAC SECURITIES, INC.
(A Wholly Owned Subsidiary of
Ambac Capital Corporation)

Statement of Financial Condition

December 31, 2005

Assets

Cash and cash equivalents	$	611,906
Intercompany taxes receivable		272,847
Deferred tax asset		10,744
Prepaid expenses and other assets		63,178
Total assets	$	958,675

Liabilities and Stockholder's Equity

Liabilities:		
Accrued expenses	$	22,500
Total liabilities		22,500
Stockholder's equity:		
Common stock, par value $0.01 per share. Authorized and outstanding 10,000 shares		100
Additional paid-in capital		2,051,905
Accumulated deficit		(1,115,830)
Total stockholder's equity		936,175
Total liabilities and stockholder's equity	$	958,675

See accompanying notes to statement of financial condition.

AMBAC SECURITIES, INC.
(A Wholly Owned Subsidiary of
Ambac Capital Corporation)

Notes to Statement of Financial Condition

December 31, 2005

(1) Background

Ambac Securities Inc. (the Company) is registered as a broker/dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. (NASD). Ambac Securities, Inc. is a wholly owned subsidiary of Ambac Capital Corporation (the Parent), which is a wholly owned subsidiary of Ambac Financial Group, Inc. (AFG).

Effective February 13, 2004, Ambac Securities, Inc.'s principal business is the placement of guaranteed investment contracts written by Ambac Capital Funding, Inc. (ACFI). Ambac Financial Group, Inc. has agreed to support the Company's capital needs if the Company is unable to generate cash flows to cover operating expenses.

(2) Summary of Significant Accounting Policies

(a) Principles of Presentation

The accompanying statement of financial condition has prepared on the basis of U.S. generally accepted accounting principles (GAAP). The preparation of a statement of financial condition in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

(b) Cash and Cash Equivalents

For purposes of the statements of financial condition, the Company considers all short-term investments with a maturity at the date of purchase of three months or less to be cash equivalents.

(3) Income Taxes

Pursuant to a tax sharing agreement with AFG, amounts assessed/reimbursed are based upon separate return calculations made as if the Company had filed its own income tax returns on a stand-alone basis. The tax receivable of $272,847 comprises federal and state taxes receivable of $66,388 and $206,459, respectively. These amounts are due from AFG as the Company is included in the consolidated federal tax return and combined New York State tax return. Pursuant to a tax sharing agreement, the Company is paid for its federal/state losses to the extent the consolidated filing group can utilize these losses.

The deferred tax asset of $10,744 is the result of a temporary difference for stock option expense. The Company believes that no valuation allowance is necessary. It is more likely than not that the Company will be able to realize the deferred tax asset.

(4) Related Party Transactions

In the ordinary course of business, the Company participates in a variety of administrative transactions with its affiliates. Transactions involving related parties cannot be presumed to be carried out on arm's length basis. As of December 31, 2005, $28,969 was due from ACFI consisting of placement agency fees.

(Continued)

(5) Fair Value of Financial Instruments

Statement of Financial Accounting Standards (SFAS) No. 107, *Disclosures about Fair Value of Financial Instruments* (SFAS 107), requires entities to disclose information about the estimated fair values of their financial instruments. At December 31, 2005, the fair values of the Company's financial instruments were not materially different from their respective carrying values.

(6) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate Indebtedness to net capital, as defined, shall not exceed 15 to 1. At December 31, 2005, the Company had net capital, as adjusted, of $577,168, which was $477,168 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 0.04 to 1.0.

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154

**Independent Auditors' Report on Internal Control
Required by SEC Rule 17a-5**

The Board of Directors
Ambac Securities, Inc.:

In planning and performing our audit of the statement of financial condition of Ambac Securities, Inc. (the Company) (a wholly owned subsidiary of Ambac Capital Corporation) as of December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the statement of financial condition and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level that error or fraud in amounts that would be material in relation to the statement of financial condition being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

The report is intended solely for the information and use of the board of directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 21, 2006